Castle Placement Group, LLC

1460 Broadway

New York, NY 10036

(212) 418-1180

September 21, 2022

Ms. Tonya K. Aldave

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

ReCastle Placement Group, LLC

Offering Statement on Form 1-A

Filed September 15, 2022

File No. 024-11996

Dear Ms. Aldave,

I hereby request Qualification of the above-referenced offering statement effective on Tuesday, September 27, 2022, or as soon thereafter as is practicable, but in no event later than September 30, 2022.

Respectfully submitted,

Richard Luftig

Managing Partner

Castle Placement Group, LLC

cc:  Wallace A. Glausi, Attorney at Law